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KONGZHONG CORPORATION APPOINTS NEW CHIEF FINANCIAL OFFICER AND NEW DIRECTOR

Beijing, China, January 16, 2007 -- KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services (WVAS) and an operator of one of the leading wireless internet portals in China, announces that Hanhui (Sam) Sun, who has served as independent director of the Company since July 1, 2005, resigned from its Board of Directors, effective as of January 16, 2007, and has been appointed the Company's Chief Financial Officer, effective February 1, 2007. Mr. Sun joins KongZhong from Microsoft (China), where he has served as the financial controller of the R&D group since 2006. Previously, Mr. Sun was a deputy general manager of the Associated Container Business of Maersk (China) Shipping, responsible for financial reporting and for the operations of several subsidiaries from 2005 to 2006 and the financial controller of SouFun.com, a real estate portal in China, from 2004 to 2005. From 1995 to 2004, Mr. Sun worked in KPMG's auditing practice, including eight years at KPMG in Beijing, where he was an audit senior manager, and two years at KPMG in Los Angeles, Mr. Sun earned a Bachelor degree from the Beijing Institute of Technology in 1993, majoring in Business Administration. He is a Certified Public Accountant in China.

Effective upon Mr. Sun's resignation as a director of the Company, the Company's Board of Directors has elected Ms. Hope Ni to replace Mr. Sun as an independent director and to join the audit committee of the Board of Directors. Ms. Hope Ni has served as the Chief Financial Officer of Comtech Group (NASDAQ:COGO) since August 2004 and has also served on its board since 2005. Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance before joining Comtech in August 2004. Prior to that, Ms. Ni worked at Merrill Lynch's investment banking division in New York. Ms. Ni also serves on the board of Qianjia Consulting Company, which she founded in 2002. Ms. Ni received her Juris Doctor from the University of Pennsylvania Law School and her Bachelor degree in Applied Economics and Business Management from Cornell University. In light of Ms. Ni's extensive accounting and financial experience, the Board determined that she qualifies as an "audit committee financial expert" under the definition set forth in the instruction to Item 401(h)(1) of Regulation S-K.

Commenting on the appointment of Hanhui (Sam) Sun with the Company, Yunfan Zhou, the Chairman of the Board of Directors and the Chief Executive Officer of the Company, remarked, " On behalf of the Board and the management of KongZhong, I want to express our sincere gratitude for Sam's contribution to KongZhong in the past year and a half. We are very pleased that Sam will work with KongZhong as our Chief Financial Officer. Sam's extensive experiences in finance and corporate management will add tremendous value to our Company. We look forward to working closely with him."

Mr. Sun responded, "I am very proud to be a part of this energetic and execution-driven organization and look forward to working with this great team to enhance shareholders' value."

Commenting on Hope Ni's election as a director, Mr. Zhou said, "On behalf of the KongZhong, I welcome Hope to our Board of Directors. Hope's extensive financial management experience and strong legal background will complement the Board. I highly value her support and expertise in expanding our business and reinforcing corporate governance. We are delighted to have Hope on board and look forward to working closely with her."

About KongZhong:

KongZhong Corporation is a leading provider of wireless value-added services
(WVAS) in China and also operates one of China's leading wireless internet portals, Kong.net. The Company delivers wireless value -added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.

Investor Contact:

Jillian Wong
Senior Vice President, Corporate Development and Investor Relations
Tel:     +86 10 8857 6000
E-mail : ir@kongzhong.com

Media Contact:

Xiaohu Wang
Manager
Tel:     +86 10 8857 6000
E-mail:  xiaohu@kongzhong.com


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